

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2023

Gerbrand Van Heerden
Chief Financial Officer
Bunker Hill Mining Corp.
82 Richmond Street East
Toronto, Ontario M5C 1P1
Canada

      Re: Bunker Hill Mining Corp.
         Form 10-K for Fiscal Year Ended December 31, 2022
         Filed April 17, 2023
         File No. 333-150028

Dear Gerbrand Van Heerden:

    We have reviewed your filing and have the following comments.

    Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 2. Properties, page 21

1.   Please disclose a property map as required by Item 1304 (b)(1)(i) of Regulation S-K.

2.   Please disclose the point of reference associated with the calculation of your mineral resources as required by Item 1304 (d)(1) of Regulation S-K.

3.   Please revise to include Item 1305 of Regulation S-K, regarding internal control disclosure.

Item 9A. Controls and Procedures, page 68

4.   Please revise management's report to identify the framework that you used to evaluate the effectiveness of your internal control over financial reporting. To the extent you utilized the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, please ensure that your disclosure specifies that you used the updated framework issued in 2013, if

true. Please refer to Item 308(a)(2) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules, page 77

5. Please amend your filing to provide revised Section 906 certifications that refer to the correct fiscal year end of December 31, 2022. In doing so, please refile the Form 10-K in its entirety, along with updated certifications that are currently dated and refer to the Form 10-K/A.

Exhibit 96.1, page 77

6. We note your disclosure in the adjacent property section of your technical report summary that includes mineral resources for the Crescent Silver property. Please revise subsequent technical reports to remove mineral resources or reserves that have not been prepared under S-K 1300 definitions and requirements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Coleman at 202-551-3610 if you have questions regarding the engineering comments. Please contact Myra Moosariparambil at 202-551-3796 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation